December 23, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Global plc Registration Statement on Form S-4 File No. 333-199552

Dear Mr. Spirgel:

On behalf of our client Liberty Global plc (the “Company”), in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-199552), in connection with the proposed issuance of the Company’s LiLAC Ordinary Shares, to 2:00 p.m., Eastern time, on December 29, 2014.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Harald Halbhuber
Harald Halbhuber

cc:

Emily Drazan – Securities and Exchange Commission

Bryan H. Hall – Liberty Global plc

Jeremy Kutner – Shearman & Sterling (London) LLP

George Casey – Shearman & Sterling LLP

Laurence Bambino – Shearman & Sterling LLP

Renee Wilm – Baker Botts L.L.P.